Exhibit 99.142

NexTech Reports Record Breaking Revenue and Gross Profit for March

Performance Boosted by New “Work From Home” “Shop From Home” Paradigm Shift

New York, NY - Toronto, ON –April 9th, 2020 – N exTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the industry leader in augmented reality, is pleased to announce that it has achieved record revenue and gross profit for the month of March 2020. Both revenue and gross profit surged in March and is continuing to surge in April. Notably, the company achieved $1,000,000 in booked revenue last month and the highest revenue ever achieved in a single month, which represents a 270% increase in revenue year over year.

Evan Gappelberg, CEO of NexTech comments, “We had over $3million in cash and inventory on hand at the end of March which means the company is perfectly poised to ride out the COVID19 new economy”. He continues, “As a diversified company we have multiple business segments that are benefiting from the new work from home (WFH) and shop from home (SFH) paradigm shift that employers, businesses and governments have instituted due to the Coronavirus. We are fortunate to be experiencing a major surge in our AR Ecommerce division to the point where we are hiring additional personnel to handle the incoming orders.

Also, we are in the market and experiencing a lot of interest in our new Virtual Conference offering which we believe will lead to meaningful new contract revenue in the short term”.

Monthly highlights:

●	Sales have surged for the month of March to record breaking revenue of over $1mill for the month.

●	AR is right smack in the middle of the SFH and WFH paradigm shift.

●	New Acquisition of Virtual Conference Training Platform with Zoom integration and AR driving new business opportunities. Expected closing on or around April 15th.

●	The E-commerce business segment is surging from the shop from home (SFH) new normal, new hires needed to keep up with demand.

The Company has granted 1,020,000 stock options to directors, officers, employees and consultants for the right to purchase up to an aggregate of 1,020,000 common shares of the Company (the “Options”). The Options vest over three years, at a price of $1.34 per share, being the closing price of the last trading day prior to the date of grant. All Options were granted in accordance with the Company’s stock option plan. The Company also announces that the Board has approved the cancellation of 850,000 incentive stock options currently exercisable at $1.89.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce: The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ University: having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios: expected to launch in 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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